1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 14, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C. – Aug. 14, 2018 – TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1.

Approved capital appropriations of approximately US$4,488.09 million for purposes including: 1) Construction of fab facilities; 2) Installation, expansion, and upgrade of advanced technology capacity; 3) Conversion of logic capacity to specialty technology capacity; 4) Conversion of mature technology capacity to specialty technology capacity; 5) Expansion and upgrade of specialty technology capacity; 6) Expansion of advanced packaging technology capacity; 7) Fourth quarter 2018 R&D capital investments and sustaining capital expenditures.

2.	Approved the capital injection of not more than US$2 billion to TSMC Global Ltd., a wholly-owned BVI subsidiary, for the purpose of reducing foreign exchange hedging costs.

3.	Approved the appointment of Dr. H.-S. Philip Wong as Vice President of TSMC. Dr. Wong will serve as Head of Corporate Research and report directly to Senior Vice President Dr. Y. J. Mii.

Profile of Dr. H.-S. Philip Wong:

Dr. H.-S. Philip Wong holds a Ph.D. degree in Electrical Engineering from Lehigh University, USA. Prior to joining TSMC, Dr. Wong was a Tenured Professor of Electrical Engineering at Stanford University, and also has 16 years of semiconductor industry experience in IBM.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com